FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 September 13, 2024

Item 3 News Release

The news release was disseminated on September 13, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

On September 13, 2024, the Company announced that it updated its at-the-market equity program to offer and sell up to US$100 million of common shares from treasury.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced today that it has updated its at-the-market equity program (the "ATM Program") to offer and sell up to US$100 million of common shares of the Company ("Common Shares") to the public, from time to time, through the Agents (as defined below).

Sales of Common Shares, if any, will be made pursuant to the terms of an equity distribution agreement dated September 13, 2024 (the "Equity Distribution Agreement") among the Company and Canaccord Genuity and CIBC Capital Markets, as lead agents, and National Bank Financial and BMO Capital Markets (collectively, the "Agents"), on the TSX Venture Exchange and the NYSE American, and/or any other marketplace for the Common Shares in Canada or the United States or as otherwise agreed between the Agents and the Company. The sales of Common Shares under the ATM Program, if any, will be determined at the Company's sole discretion, and at the market price prevailing at the time of each sale.

The offering of Common Shares under the ATM Program is being made pursuant to a prospectus supplement dated September 13, 2024 (the "Prospectus Supplement") to the Company's final short form base shelf prospectus filed in all provinces and territories of Canada dated March 31, 2023 (the "Base Shelf Prospectus"), and pursuant to a prospectus supplement dated September 13, 2024 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") (File No. 333-270533) filed with the United States Securities and Exchange Commission on April 4, 2023 (collectively, the Prospectus Supplement, Base Shelf Prospectus, U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement, the "Offering Documents").

The Company intends to use the net proceeds from the ATM Program, if any, to fund ongoing work programs to advance the Panuco Project, for working capital and for general corporate purposes.

The ATM Program will be effective until the earlier of the date on which (i) the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program have been completed, and (ii) the receipt issued for the Base Shelf Prospectus ceases to be effective, unless earlier terminated prior to such date by the Company or the Agents in accordance with the terms of the Equity Distribution Agreement.

Concurrent with entering into the Equity Distribution Agreement, the Company's previously announced at-the-market equity distribution agreement dated March 26, 2024 was terminated.

"It is prudent for Vizsla Silver to have an ATM Program available for optionality," commented Michael Konnert, President & CEO.  "The Company never utilized the ATM that it had in place from April 2021 until March 2023."

The Prospectus Supplement, the Base Shelf Prospectus and the Equity Distribution Agreement are available at www.sedarplus.ca and the U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Base Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting: Canaccord Genuity Corp., Suite 2100, 40 Temperance Street, Toronto, Ontario M5H 0B4 or by email at ecm@cgf.com.

Potential investors should read the Offering Documents before making an investment decision. Such documents contain important information about the ATM Program.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 September 13, 2024